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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No. 1)(1)


                               CREO PRODUCTS INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    225606102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               November 29, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/98)

CUSIP No. 225606102                   13G                    Page 2  of  5 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS                    Scitex Corporation Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION                        Israel



--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                            6,250,000

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                          6,250,000

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                       6,250,000

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                     6,250,000

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                      6,250,000



--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           12.7%



--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*                                   CO



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 225606102                   13G                    Page 3  of  5 Pages



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS               Scitex Development Corp.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION                        Massachusetts



--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                            0

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                          0

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                       0

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                     0

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                      0



--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           0%



--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*                                   CO



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 225606102                   13G                    Page 4  of  5 Pages


--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Scitex Corporation Ltd.
                    3 Azrieli Center
                    Triangle Building, 45th Floor
                    Tel Aviv
                    Israel

            Scitex  Development Corp.
                    3 Azrieli Center
                    Triangle Building, 45th Floor
                    Tel Aviv
                    Israel

--------------------------------------------------------------------------------
Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned:
             Scitex Corporation Ltd.
                 6,250,000 shares of Common Stock, no par value

             Scitex Development Corp.
                 0 shares of Common Stock, no par value

        (b)  Percent of class:
             Scitex Corporation Ltd.
             12.7%
             Scitex Development Corp.
             0%

        (c)  Number of shares as to which such person has:
             Scitex Corporation Ltd.
             (i)    Sole power to vote or to direct the vote        6,250,000
             (ii)   Shared power to vote or to direct the vote      6,250,000
             (iii)  Sole power to dispose or to direct the
                    disposition of                                  6,250,000
             (iv)   Shared power to dispose or to direct the
                    disposition of                                  6,250,000

             Scitex Development Corp.
             (i)    Sole power to vote or to direct the vote        0
             (ii)   Shared power to vote or to direct the vote      0
             (iii)  Sole power to dispose or to direct the
                    disposition of                                  0
             (iv)   Shared power to dispose or to direct the
                    disposition of                                  0

CUSIP No. 225606102                   13G                    Page 5  of  5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 13, 2001

                                        SCITEX CORPORATION LTD.


                                        /s/ Yeoshua Agassi
                                        ----------------------------------------
                                        Name:  Yeoshua Agassi


                                        SCITEX DEVELOPMENT CORP.


                                        /s/ Yeoshua Agassi
                                        ----------------------------------------
                                        Name:  Yeoshua Agassi


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).